Exhibit 99.1

IR-391

Fanhua Announces Strategic Partnership with Baidu AI Cloud for Application of Large Model in Insurance Distribution

GUANGZHOU, China, June 3, 2024 (GLOBE NEWSWIRE) -- FANHUA Inc. (Nasdaq: FANH) (the “Company” or “FANHUA”), a leading independent technology-driven financial services provider in China, today announced that it signed a strategic cooperation agreement (“Agreement”) with Baidu AI Cloud to jointly develop “Du Xiaobao”, an AI-Powered insurance sales assistant application equipped with professional service capabilities. This initiative aims to drive the digital and intelligent transformation of the insurance industry, providing insurance agents with a more intelligent and convenient sales experience.

Pursuant to the Agreement, the parties will combine their respective resources to jointly develop and operate “Du Xiaobao.” Fanhua will provide servers, insurance knowledge data, a product development team, and an expert team, while Baidu will offer large model dialogue, model refining capabilities, and financial model middleware technical support. Baidu will also help upgrade traditional insurance marketing support tools in areas such as language processing, emotional expression, and logical reasoning. This collaboration will enable insurance agents to better respond to market dynamics and customer needs, thereby improving sales efficiency and service quality.

The “Du Xiaobao” project is expected to commence beta testing with seed users in June 2024, followed by the official launch of version 1.0 in July 2024. This initial version will utilize intelligent dialogue to provide insurance sales agents with comprehensive support across multiple scenarios, including insurance knowledge Q&A, product consultation, professional development, marketing, and intelligent customer management. The aim is to create a digital personal assistant for every insurance sales agent, leveraging AI technologies such as large models.

Commenting on the collaboration, Mr. Yinan Hu, co-founder, Vice Chairman and Chief Executive Officer of Fanhua said, “We are excited about the strategic partnership with Baidu. As a leading global AI company, Baidu has made numerous technological accomplishments and strong innovative capabilities in artificial intelligence, making this partnership a tremendous new growth opportunity for us. Fanhua has always been at the forefront of the industry in leveraging technology to empower insurance distribution. Envisioning the future insurance market, we firmly believe that AI robots will become the most proficient independent brokers. It will introduce a next-generation production method, revolutionizing the operational systems and models currently used in the insurance industry. With the application of AI large models, customers can enjoy a more professional and convenient insurance purchasing and claims service experience. Fanhua and Baidu will join hands to usher the insurance industry into a new era, achieving leaps in productivity and efficiency.”

Dou Shen, Executive Vice President of Baidu Inc. and Chief of Baidu AI Cloud Business Group commented, “As a leading insurance intermediary in China, Fanhua brings a wealth of insurance expertise and extensive experiences in both insurance business operations and digitalization and intelligence development, providing a solid foundation for achieving our shared goals. We believe that with our combined efforts, AI robots will become the new driving force in insurance distribution, and our large model technology will see broader application and sustained development on Fanhua’s platform.”

IR-391

About FANHUA

Established in Guangzhou in 1998 and listed on NASDAQ in 2007 (Nasdaq: FANH), FANHUA is a leading independent financial services provider in China with strong technology capabilities and a commitment to empowering financial advisors and fostering sustained value creation for customers.

Our mission revolves around creating an inclusive and collaborative platform for independent financial advisors, as well as various insurance/financial sales organizations, enabling our partners to optimize their practices by offering them end-to-end business solutions spanning compliance, technology, products, services, operations, capital flow, and professional training.

Leveraging advanced technology, artificial intelligence, and data-driven insights, Fanhua is at the forefront of revolutionizing financial services delivery, accelerating digital transformation, and driving industry growth.

With a comprehensive approach to financial services, we connect millions of Chinese families with various financial institutions and service providers, offering a diverse range of opportunities and personalized solutions for insurance protection, retirement planning, health management, asset management, and family governance services, covering the full lifecycle of our customers’ needs.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will”, “expects”, “believes”, “anticipates”, “intends”, “estimates” and similar statements. Among other things, management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about FANHUA and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and FANHUA undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although FANHUA believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by FANHUA is included in FANHUA’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

FANHUA Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@fanhgroup.com

Source: FANHUA Inc.